UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

               Press Release

Highlights

The main figures of Bradesco in the first quarter of 2013 are presented below:

1.   Adjusted Net Income(1) for the first quarter of 2013 stood at R$2.943 billion (a 3.4% increase compared to the R$2.845 billion recorded in the same period of the previous year), corresponding to earnings per share of R$2.77 and Return on Average Adjusted Shareholders’ Equity(2) of 19.5%.

2.   Adjusted Net Income is composed of
R$2.013 billion from financial activities, representing 68.4% of the total, and
R$930 million from insurance, pension plan and capitalization bond operations, which accounted for 31.6%.

3.   On March 31, 2013, Bradesco’s market capitalization stood at R$145.584 billion(3), up 28.8% over the same period in 2012.

4.   Total Assets stood at R$894.467 billion in March 2013, a 13.3% increase over the same period in 2012. Return on Total Average Assets was 1.3%.

5.   The Expanded Loan Portfolio(4) stood at R$391.682 billion in March 2013, up 11.6% during the same period in 2012. Operations with individuals totaled R$119.231 billion (up 8.7% from March 2012), while operations with companies totaled R$272.451 billion (up 13.0% from March 2012).

6.   Assets under Management stood at
R$1.278 trillion, varying 17.5% from March 2012.

7.   Shareholders’ Equity stood at
R$69.442 billion in March 2013, up 19.6% from March 2012. Capital Adequacy Ratio stood at 15.6% in March 2013, 11.0% of which fell under Tier I Capital.

8.   Interest on Shareholders’ Equity were paid and recorded in provision in the amount of R$1.028 billion for the first quarter of 2013, R$226.271 million of which was paid monthly and R$801.431 million was recorded in provision.

9.     Financial Margin stood at R$10.509 billion, up 2.8% in comparison with the first quarter of 2012.

10. The Delinquency Ratio over 90 days stood at 4.0% on March 31, 2013 (4.1% on March 31, 2012).

11. The Efficiency Ratio(5) improved by 1.2 p.p. (from 42.7% in March 2012 to 41.5% in March 2013), and the “adjusted-to-risk” efficiency ratio stood at 52.6% (52.6% in March 2012).

12. Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$10.953 billion in the first quarter of 2013, up 16.3% over 2012. Technical Reserves stood at R$127.367 billion, up 19.1% from March 2012.

13.  Investments in infrastructure, information technology and telecommunications amounted to R$1.078 billion in the first quarter of 2013, up 9.8% over the same period in 2012.

14. Taxes and contributions, including social security, paid or recorded in provision, amounted to R$7.137 billion in the quarter, of which R$1.967 billion referred to taxes withheld and collected from third parties and R$5.170 billion from Bradesco Organization activities, equivalent  to 175.7% of Adjusted Net Income (1).

(1) According to non-recurring events described on page 8 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) x closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments, and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

      4   Report on Economic and Financial Analysis – March 2013

Press Release

Highlights

15. Bradesco has an extensive customer service network in Brazil, comprising 8,473 Service Points, with 4,687 branches and 3,786 Service Branches - PAs. Customers can also use 1,457 PAEs – ATMs (Automatic Teller Machines) in companies, 43,598 Bradesco Expresso  service points, 34,719 Bradesco Dia & Noite ATMS and 13,306 Banco24Horas  ATMs.

16. Payroll, plus charges and benefits, totaled R$2.623 billion. Social benefits provided to the 102,793 employees of the Bradesco Organization and their dependents amounted to R$657.366 million, while investments in training and development programs totaled
R$12.989 million.

17. Major Awards and Acknowledgments in the period:

•       Bradesco stood out as the most valuable brand in Latin America in the banking sector and ranked 16th in the overall ranking. In the insurance sector, Bradesco was ranked first, according to The Banker / Brand Finance magazine;

•       It is among the world’s most valuable brands in all sectors of the economy, ranking 66th, standing out as the best Brazilian brand in the list (consulting firm Brand Finance);

•       Bradesco is Brazil’s most valuable brand (IstoÉ  Dinheiro  magazine – BrandAnalytics/Millward Brown);

•       Bradesco was granted the Selo Paulista da Diversidade (São Paulo Diversity Seal), in Full 2012 category, for the third consecutive year (Labor and Employment Relations Officer of São Paulo State Government);

•       It was considered the most profitable bank among the major financial institutions in Latin America and the United States (Economatica);

•       The Bank stood out in corporate governance and transparency, according to the Guia da Transparência Corporativa (Corporate Transparency Guide) (Brasil Econômico newspaper);

•       It remains among the companies composing the “Carbon Efficient Index (ICO2)” (BM&FBOVESPA and BNDES –Brazilian Development Bank); and

•       Grupo Bradesco Seguros stood out in eight categories of the 10th Segurador Brasil Award (Brasil Notícias Publisher).

18. With regards to sustainability, Bradesco divides its actions into three pillars:
(i) Sustainable Finances, focused on banking inclusion, social and environmental variables for loan approvals and product offerings;
(ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and
(iii) Social and Environmental Investments, focused on education, the environment, culture and sports. In this area, we point out Fundação Bradesco, which has a 56-year history of extensive social and educational work, with 40 schools in Brazil. In 2013, an estimated budget of R$460.961 will benefit 106,843 students in its schools, in Basic Education (from Kindergarten to High School and Vocational Training - High School Level), Education for Youth and Adults; and Preliminary and Continuing Qualification focused on the creation of jobs and generation of income. The nearly 47 thousand students in Basic Education are guaranteed free, quality education, uniforms, school supplies, meals and medical and dental assistance. Fundação Bradesco will also assist another 350,000 students through its distance learning programs, found at its e-learning portal “Virtual School.” These students will complete at least one of the many courses offered by the Virtual School. Furthermore, another 68,323 people will benefit from projects and actions in partnerships with CIDs - Digital Inclusion Centers, the Educa+Ação Program and Technology courses (Educar e Aprender – Educate and Learn).

Bradesco      5

               Press Release

Main Information

	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	Variation %
									1Q13 x 4Q12	1Q13 x 1Q12
Income Statement for the Period - R$ million
Book Net Income	2,919	2,893	2,862	2,833	2,793	2,726	2,815	2,785	0.9	4.5
Adjusted Net Income	2,943	2,918	2,893	2,867	2,845	2,771	2,864	2,825	0.9	3.4
Total Financial Margin	10,706	11,109	10,955	11,034	10,695	10,258	10,230	9,471	(3.6)	0.1
Gross Loan Financial Margin	7,414	7,527	7,460	7,362	7,181	7,162	6,928	6,548	(1.5)	3.2
Net Loan Financial Margin	4,305	4,317	4,157	3,955	4,087	4,501	4,149	4,111	(0.3)	5.3
Allowance for Loan Losses (ALL) Expenses	(3,109)	(3,210)	(3,303)	(3,407)	(3,094)	(2,661)	(2,779)	(2,437)	(3.1)	0.5
Fee and Commission Income	4,599	4,675	4,438	4,281	4,118	4,086	3,876	3,751	(1.6)	11.7
Administrative and Personnel Expenses	(6,514)	(6,897)	(6,684)	(6,488)	(6,279)	(6,822)	(6,285)	(5,784)	(5.6)	3.7
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	10,953	13,216	10,104	11,570	9,418	11,138	9,025	9,628	(17.1)	16.3
Balance Sheet - R$ million
Total Assets	894,467	879,092	856,288	830,520	789,550	761,533	722,289	689,307	1.7	13.3
Securities	300,600	315,487	319,537	322,507	294,959	265,723	244,622	231,425	(4.7)	1.9
Loan Operations (1)	391,682	385,529	371,674	364,963	350,831	345,724	332,335	319,802	1.6	11.6
- Individuals	119,231	117,540	114,536	112,235	109,651	108,671	105,389	102,915	1.4	8.7
- Corporate	272,451	267,989	257,138	252,728	241,181	237,053	226,946	216,887	1.7	13.0
Allowance for Loan Losses (ALL)	(21,359)	(21,299)	(20,915)	(20,682)	(20,117)	(19,540)	(19,091)	(17,365)	0.3	6.2
Total Deposits	205,870	211,858	212,869	217,070	213,877	217,424	224,664	213,561	(2.8)	(3.7)
Technical Reserves	127,367	124,217	117,807	111,789	106,953	103,653	97,099	93,938	2.5	19.1
Shareholders' Equity	69,442	70,047	66,047	63,920	58,060	55,582	53,742	52,843	(0.9)	19.6
Assets under Management	1,277,715	1,225,228	1,172,008	1,130,504	1,087,270	1,019,790	973,194	933,960	4.3	17.5
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (2) (3)	2.77	2.74	2.71	2.70	2.69	2.67	2.65	2.56	1.1	3.0
Book Value per Common and Preferred Share - R$ (3)	16.54	16.68	15.73	15.22	13.83	13.23	12.80	12.57	(0.8)	19.6
Annualized Return on Average Shareholders' Equity (4) (5)	19.5	19.2	19.9	20.6	21.4	21.3	22.4	23.2	0.3 p.p.	(1.9) p.p.
Annualized Return on Average Assets (5)	1.3	1.4	1.4	1.4	1.5	1.6	1.7	1.7	(0.1) p.p.	(0.2) p.p.
Average Rate - Annualized (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets)	7.3	7.6	7.6	7.9	7.9	7.8	8.0	7.8	(0.3) p.p.	(0.6) p.p.
Fixed Assets Ratio - Total Consolidated	16.5	16.9	19.0	18.2	19.9	21.0	16.7	17.3	(0.4) p.p.	(3.4) p.p.
Combined Ratio - Insurance (6)	86.0	86.6	86.5	85.0	85.6	83.6	86.2	85.8	(0.6) p.p.	0.4 p.p.
Efficiency Ratio (ER) (2)	41.5	41.5	42.1	42.4	42.7	43.0	42.7	42.7	-	(1.2) p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (2)	67.7	66.5	64.4	63.2	62.9	62.2	62.7	63.5	1.2 p.p.	4.8 p.p.
Market Capitalization - R$ million (7)	145,584	131,908	113,102	104,869	113,021	106,971	96,682	111,770	10.4	28.8
Loan Portfolio Quality % (8)
ALL / Loan Portfolio	7.2	7.3	7.4	7.4	7.5	7.3	7.3	6.9	(0.1) p.p.	(0.3) p.p.
Non-Performing Loans (>60 days (9) / Loan Portfolio)	4.9	5.0	5.1	5.1	5.1	4.8	4.6	4.5	(0.1) p.p.	(0.2) p.p.
Delinquency Ratio (> 90 days (9) / Loan Portfolio)	4.0	4.1	4.1	4.2	4.1	3.9	3.8	3.7	(0.1) p.p.	(0.1) p.p.
Coverage Ratio (> 90 days (9))	179.4	178.2	179.0	177.4	181.7	184.4	194.0	189.3	1.2 p.p.	(2.3) p.p.
Coverage Ratio (> 60 days (9))	146.0	147.3	144.8	144.0	146.6	151.8	159.6	154.0	(1.3) p.p.	(0.6) p.p.
Operating Limits %
Capital Adequacy Ratio - Total Consolidated	15.6	16.1	16.0	17.0	15.0	15.1	14.7	14.7	(0.5) p.p.	0.6 p.p.
- Tier I	11.0	11.0	11.3	11.8	12.0	12.4	12.2	12.9	-	(1.0) p.p.
- Tier II	4.6	5.1	4.7	5.2	3.0	2.7	2.5	1.8	(0.5) p.p.	1.6 p.p.

      6   Report on Economic and Financial Analysis – March 2013

Press Release

Main Information

	Mar13	Dec12	Sept12	Jun12	Mar12	Dec11	Sept11	Jun11	Variation %
									Mar13 x Dec12	Mar13 x Mar12
Structural Information - Units
Service Points	69,528	68,917	67,225	65,370	62,759	59,721	55,832	53,256	0.9	10.8
- Branches	4,687	4,686	4,665	4,650	4,636	4,634	3,945	3,676	-	1.1
- PAs (10)	3,786	3,781	3,774	3,243	2,986	2,962	2,990	2,982	0.1	26.8
- PAEs (10)	1,457	1,456	1,456	1,476	1,497	1,477	1,589	1,587	0.1	(2.7)
- External Bradesco ATMs (11)	3,712	3,809	3,954	3,992	3,974	3,913	3,953	3,962	(2.5)	(6.6)
- Banco24Horas Network ATMs (11)	10,966	10,818	10,464	10,459	10,583	10,753	10,815	10,856	1.4	3.6
- Bradesco Expresso (Correspondent Banks)	43,598	43,053	41,713	40,476	38,065	34,839	31,372	29,263	1.3	14.5
- Bradesco Promotora de Vendas	1,309	1,301	1,186	1,061	1,005	1,131	1,157	919	0.6	30.2
- Branches / Subsidiaries Abroad	13	13	13	13	13	12	11	11	-	-
ATMs	48,025	47,834	47,542	47,484	47,330	46,971	45,596	45,103	0.4	1.5
- Bradesco Network	34,719	34,859	35,128	35,226	35,007	34,516	33,217	32,714	(0.4)	(0.8)
- Banco24Horas Network	13,306	12,975	12,414	12,258	12,323	12,455	12,379	12,389	2.6	8.0
Employees	102,793	103,385	104,100	104,531	105,102	104,684	101,334	98,317	(0.6)	(2.2)
Outsourced Employees and Interns	13,070	12,939	13,013	12,661	12,659	11,699	10,731	10,563	1.0	3.2
Customers - in millions
Active Checking Account Holders (12) (13)	25.8	25.7	25.6	25.6	25.4	25.1	24.7	24.0	0.4	1.6
Savings Accounts (14)	46.6	48.6	48.3	45.2	41.3	43.4	40.6	39.7	(4.1)	12.8
Insurance Group	42.9	43.1	42.4	41.9	40.8	40.3	39.4	38.0	(0.5)	5.1
- Policyholders	37.1	37.3	36.7	36.3	35.4	35.0	34.3	33.0	(0.5)	4.8
- Pension Plan Participants	2.3	2.3	2.3	2.2	2.2	2.2	2.1	2.1	-	4.5
- Capitalization Bond Customers	3.5	3.5	3.4	3.4	3.2	3.1	3.0	2.9	-	9.4
Bradesco Financiamentos (12)	3.6	3.7	3.7	3.8	3.8	3.8	4.0	4.2	(2.7)	(5.3)

(1)     Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2)     In the last 12 months;

(3)     For comparison purposes, the shares were adjusted according to bonuses and stock splits;

(4)     Excluding mark-to-market effect of available-for-sale securities recorded under shareholders’ equity;

(5)     Year-to-date adjusted net income;

(6)     Excludes additional reserves;

(7)     Number of shares (excluding treasury shares) multiplied by the closing price of common and preferred shares on the period’s last trading day;

(8)     As defined by the Brazilian Central Bank (Bacen);

(9)     Credits overdue;

(10)   PA (Service Branch): a result from the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution 4072/12; and PAE: ATM located in the premises of a company;

(11)   Including overlapping ATMs within the Bank’s own network and the Banco24Horas network: 1,914 in March 2013; 1,964 in December 2012; 2,039 in September 2012; 2,059 in June 2012; 2,050 in March 2012; 2,019 in December 2011; 2,040 in September 2011 and 2,045 in June 2011;

(12)   Number of single customers (Corporate/ Individual Taxpayer ID (CNPJ/CPF);

(13)   Refers to 1st and 2nd holders of checking accounts; and

(14)   Number of accounts.

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                 Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale								Domestic Scale
Feasibility	Support	Domestic Currency		Foreign Currency				Domestic
a -	2	Long Term A -	Short Term F1	Long Term BBB +		Short Term F2		Long Term AAA (bra)	Short Term F1 + (bra)
*
Moody´s Investors Service								R&I Inc.
Financial Strength / Individual Credit Risk Profile	International Scale					Domestic Scale		International Scale
C - / baa1	Foreign Currency Senior Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	BBB
	Baa1	A3	P - 2	Baa2	P-2	Aaa.br	BR - 1

Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	brAA+	brAAA	brA -1
BBB	A - 2	BBB	A - 2	brAAA	brA - 1

Book Net Income vs. Adjusted Net Income

The main non-recurring events that impacted book net income in the periods below are presented in the following comparative chart:

			R$ million
	1Q13	4Q12	1Q12
Book Net Income	2,919	2,893	2,793

Non-Recurring Events	24	25	52
- Earnings from Extended Securities Terms	-	(166)	-
- Recording of Tax Credits - BERJ	-	(1,389)	-
- Gains from Sale of Serasa Shares	-	(793)	-
- Impairment of Assets(1)	-	1,470	-
- Full Goodwill Amortization - BERJ	-	1,156	-
- Other (2)	40	37	86
- Tax Effects	(16)	(290)	(34)
Adjusted Net Income	2,943	2,918	2,845

ROAE % (3)	19.3	19.7	21.0

ADJUSTED ROAE % (3)	19.5	19.9	21.4

(1)    Refer mainly to the impairment of: (i) Intangible Assets – Acquisition of Rights to Provide Banking Services, amounting to R$527 million, as a result of the expected return revaluation of said rights; and (ii) Securities – Shares, classified as Available for Sale, amounting to R$890 million, due to the adaptation of past share value to its fair value;

(2)    Basically composed of civil provisions; and

(3)    Annualized.

      8   Report on Economic and Financial Analysis – March 2013

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Income Statement for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

								R$ million
	Adjusted Income Statement
			Variation				Variation
	1Q13	4Q12	1Q13 x 4Q12		1Q13	1Q12	1Q13 x 1Q12
			Amount	%			Amount	%
Financial Margin	10,706	11,109	(403)	(3.6)	10,706	10,695	11	0.1
- Interest	10,509	10,678	(169)	(1.6)	10,509	10,222	287	2.8
- Non-interest	197	431	(234)	(54.3)	197	473	(276)	(58.4)
ALL	(3,109)	(3,210)	101	(3.1)	(3,109)	(3,094)	(15)	0.5
Gross Income from Financial Intermediation	7,597	7,899	(302)	(3.8)	7,597	7,601	(4)	(0.1)
Income from Insurance, Pension Plans and Capitalization Bonds (1)	1,155	955	200	20.9	1,155	877	278	31.7
Fee and Commission Income	4,599	4,675	(76)	(1.6)	4,599	4,118	481	11.7
Personnel Expenses	(3,059)	(3,142)	83	(2.6)	(3,059)	(2,878)	(181)	6.3
Other Administrative Expenses	(3,455)	(3,755)	300	(8.0)	(3,455)	(3,401)	(54)	1.6
Tax Expenses	(1,123)	(1,098)	(25)	2.3	(1,123)	(1,012)	(111)	11.0
Equity in the Earnings (Losses) of Unconsolidated Companies	3	45	(42)	(93.3)	3	40	(37)	(92.5)
Other Operating Income/ (Expenses)	(1,170)	(1,130)	(40)	3.5	(1,170)	(996)	(174)	17.5
Operating Result	4,547	4,449	98	2.2	4,547	4,349	198	4.6
Non-Operating Result	(38)	(29)	(9)	31.0	(38)	(18)	(20)	111.1
Income Tax / Social Contribution	(1,538)	(1,488)	(50)	3.4	(1,538)	(1,468)	(70)	4.8
Non-controlling Interest	(28)	(14)	(14)	100.0	(28)	(18)	(10)	55.6
Adjusted Net Income	2,943	2,918	25	0.9	2,943	2,845	98	3.4

(1)  Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves of Insurance, Pension Plans and Capitalization Bonds - Retained Claims - Capitalization Bond Draws and Redemptions - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco      9

               Press Release

Summarized Analysis of Adjusted Income

Adjusted Net income and Profitability

In the first quarter of 2013, Bradesco posted adjusted net income of R$2,943 million, up 0.9%, or R$25 million, on the previous quarter, mainly driven by: (i) lower operating expenses, thanks to continuous efforts in cost control, pointing out the actions taken by our Efficiency Committee; (ii) higher insurance operating income; (iii) lower allowance for loan loss expenses; (iv) lower financial margin, as a result of reduced interest financial margin, mainly due to the new interest rate policy for the credit card segment, and non-interest financial margin; and (v) lower fee and commission income.

In the year-over-year comparison, adjusted net income increased by R$98 million, or 3.4%, in the first quarter of 2013, for Return on Adjusted Average Shareholders’ Equity (ROAE) of 19.5%.

Shareholders’ Equity stood at R$69,442 million in March 2013, up 19.6% over the same period of 2012. This increase is partially due to the surplus value of some securities reclassified from Held to Maturity to Available for Sale for adoption of CPCs 38 and 40 by the Insurance Group. The Capital Adequacy Ratio stood at 15.6%, 11.0% of which fell under Tier I Reference Shareholders’ Equity.

Total Assets came to R$894,467 million in March 2013, up 13.3% over March 2012, driven by the increase in operations and the expansion of business volume. Return on Average Assets (ROAA) came to 1.3%.

      10   Report on Economic and Financial Analysis – March 2013

Press Release

Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

The “adjusted to risk” ER, which reflects the impact of risk associated with loan operations(2), reached 52.6% in the first quarter of 2013, a 0.1 p.p. increase over the previous quarter, mainly due to the decrease of delinquency costs in the period.

The ER in the last 12 months(1) remained stable at 41.5% over the previous quarter.

Quarterly ER decreased from 42.5% in the fourth quarter of 2012 to 40.9% in the first quarter of 2013, mainly due to: (i) lower personnel expenses, chiefly as a result of more vacation requests in the quarter; and (ii) lower administrative expenses, mainly due to: (a) the seasonality in the previous quarter, which affected mainly marketing and advertising expenses; and (b) the continuous cost control in the quarter.

(1) ER = (Personnel Expenses - Employee Profit Sharing + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income - Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation + Insurance Selling Expenses) and (ii) revenue net of related taxes (not considering Claims and Selling Expenses from the Insurance Group), our ER in the first quarter of 2013 would be 44.6%; and

(2) Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

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Summarized Analysis of Adjusted Income

Financial Margin

The R$403 million decrease between the first quarter of 2013 and the fourth quarter of 2012 was mainly due to lower gains from the: (i) non-interest margin, in the amount of R$234 million, due to lower gains from the market arbitrage; and (ii) interest margin, in the amount of R$169 million, due to lower gains from the “Loan” margin, mainly due to the new interest rate policy for the credit card segment.

Financial margin posted a R$11 million improvement between the first quarter of 2013 and the same period in 2012, driven by: (i) the R$287 million increase in income from interest-earning operations due to an increase in business volume, mainly from “Loan” and “Securities/Other;” and (ii) the lower result from the non-interest margin, in the amount of R$276 million, due to lower gains from the market arbitrage.

      12   Report on Economic and Financial Analysis – March 2013

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Summarized Analysis of Adjusted Income

Interest Financial Margin – Annualized Average Rates

						R$ million
	1Q13			4Q12
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,414	298,495	10.3%	7,527	294,694	10.6%
Funding	949	326,424	1.2%	997	333,304	1.2%
Insurance	933	125,791	3.0%	912	121,638	3.0%
Securities/Other	1,213	303,865	1.6%	1,242	307,457	1.6%

Financial Margin	10,509	-	7.2%	10,678	-	7.3%

	1Q13			1Q12
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,414	298,495	10.3%	7,181	272,481	11.0%
Funding	949	326,424	1.2%	1,168	331,186	1.4%
Insurance	933	125,791	3.0%	851	105,811	3.3%
Securities/Other	1,213	303,865	1.6%	1,022	283,634	1.4%

Financial Margin	10,509	-	7.2%	10,222	-	7.6%

The annualized interest financial margin rate stood at 7.2% in the first quarter of 2013, down 0.1 p.p. on the previous quarter, mainly due to the reduction in the average “Loan” margin rate, which was impacted by the decrease in interest rates in effect, together with the change in the mix of the loan portfolio.

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Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In March 2013, Bradesco’s expanded loan portfolio totaled R$391.7 billion, which was up 1.6% in the quarter, due to: (i) a 1.8% growth in Corporations; (ii) a 1.5% growth in Small and Medium-sized Entities (SMEs); and (iii) a 1.4% growth in Individuals.

In the last 12 months, the expanded loan portfolio increased 11.6%, driven by: (i) 15.6% growth in Corporations; (ii) 9.7% growth in SMEs; and
(iii) 8.7% growth in Individuals.

To the Individuals segment, the products that posted the strongest growth in the last 12 months were: (i) real estate financing; and (ii) payroll-deductible loans. To the Corporate segment, the main products were: (i) export financing; and
(ii) real estate financing – corporate plan.

(1)   Includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, assignment of receivables-backed investment funds and mortgage-backed receivables and rural loan.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses

In the first quarter of 2013, ALL expenses came to R$3,109 million, down 3.1% from the previous quarter, even considering the 2.4% growth in the loan portfolio – as defined by Bacen in the period. This result was due to the reduction in delinquency level, despite the typical higher delinquency in the first months of the year.

In the year-over-year comparison, this expense remained practically stable, even considering the 10.4% increase in loan operations – as defined by Bacen, resulting from the reduced delinquency level in the last 12 months.

(1) Includes the recognition of exceeding ALL in the total amount of R$1.0 billion.

      14   Report on Economic and Financial Analysis – March 2013

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Summarized Analysis of Adjusted Income

Delinquency Ratio > 90 days(1)

Total delinquency ratio, which is based on transactions due over 90 days, was down 0.1 p.p. both in the quarter and in the last twelve months, maintaining an improvement in a gradual downward trend. This decrease was mainly influenced by the 0.2 p.p. improvement in the Individuals indicator.

(1) As defined by Bacen.

Coverage Ratios(1)

The following graph presents the changes in coverage ratio of the Allowance for Loan Losses for loans overdue for more than 60 and 90 days. In March 2013, these ratios stood at 146.0% and 179.4%, respectively, pointing to a comfortable level of provisioning.

The ALL, totaling R$21.4 billion in March 2013, was made up of: (i) R$17.4 billion required by Bacen; and (ii) R$4.0 billion in excess provisions.

(1) As defined by Bacen

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Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net income for the first quarter of 2013 stood at R$930 million (R$964 million in the fourth quarter of 2012) for annualized Return on Adjusted Shareholders’ Equity of 26.5%.	In the year-over-year comparison, net income increased by 2.8% in the first quarter of 2013.

(1)    Excluding additional provisions.

						R$ million (unless otherwise stated)
	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	Variation %
									1Q13 x 4Q12	1Q13 x 1Q12
Net Income	930	964	837	881	905	860	780	800	(3.5)	2.8
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	10,953	13,216	10,104	11,570	9,418	11,138	9,025	9,628	(17.1)	16.3
Technical Reserves	127,367	124,217	117,807	111,789	106,953	103,653	97,099	93,938	2.5	19.1
Financial Assets	141,535	141,540	133,738	128,526	122,147	116,774	110,502	106,202	-	15.9
Claims Ratio	69.6	70.5	70.4	71.3	71.9	68.6	71.5	72.2	(0.9) p.p.	(2.3) p.p.
Combined Ratio	86.0	86.6	86.5	85.0	85.6	83.6	86.2	85.8	(0.6) p.p.	0.4 p.p.
Policyholders / Participants and Customers (in thousands)	42,941	43,065	42,363	41,898	40,785	40,304	39,434	37,972	(0.3)	5.3
Employees	7,510	7,554	7,545	7,478	7,574	7,608	7,571	7,594	(0.6)	(0.8)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (1)	22.4	24.8	24.3	24.8	23.4	25.6	24.9	25.0	(2.4) p.p.	(1.0) p.p.

(1) The first quarter of 2013 includes the latest data released by Susep (February 2013).

Note: For comparison purposes, it excludes the effects of non-recurring events.

      16   Report on Economic and Financial Analysis – March 2013

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Summarized Analysis of Adjusted Income

Due to the concentration of pension plan contributions, which historically occur in the last quarter of the year, revenue did not have the same performance as that recorded in the fourth quarter of 2012.

Net income for the first quarter of 2013 was down 3.5% over the previous quarter, mainly due to: (i) the 17.1% decrease in revenue, as mentioned above; (ii) the decrease in equity income; and partially impacted by: (iii) the 0.9% decrease in claims ratio; and (iv) the decrease in the general and administrative expenses, already considering the sector’s collective bargaining agreement in January 2013.

In the year-over-year comparison, issued premiums, pension plan contributions and capitalization bond income increased by 16.3%,

driven by the performance of the “Life and Pension Plan,” “Capitalization Bond” and “Health” products, that posted an over two-digit growth in the period.

Net income for the first quarter of 2013 was up 2.8% over that of the previous year, due to:
(i) a 16.3% increase in revenue; (ii) a 2.3 p.p. decrease in the claims ratio; and (iii) the increase in the administrative efficiency ratio, already considering the sector’s collective bargaining agreement in January 2013.

Grupo Bradesco Seguros complies with the regulatory requirements, also complying with global standards (Solvency II), with a leverage of 2.4 times its Shareholders’ Equity in the period.

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Summarized Analysis of Adjusted Income

Fee and Commission Income

In the first quarter of 2013, fee and commission income came to R$4,599 million, down R$76 million over the previous quarter, mainly due to the excellent performance of underwriting / financial advisory revenues in the fourth quarter of 2012.

In the year-over-year comparison, the increase of R$481 million, or 11.7%, in the first quarter of 2013 was mainly due to: (i) the performance of the credit card segment, driven by the growth in revenue and transactions; (ii) higher income from checking accounts, which was a result of a better business volume and an increase in the checking account holder base, which posted net growth of 459 thousand active accounts in the period; (iii) greater income from collections; (iv) greater income from fund management, whose volume of assets and portfolios under management increased by 26.2% in the period; (v) greater income from consortium management; and (vi) expansion and modernization of customer service channels, facilitating access and increasing the number of transactions.

      18   Report on Economic and Financial Analysis – March 2013

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Summarized Analysis of Adjusted Income

Personnel Expenses

In the first quarter of 2013, the R$83 million decrease from the previous quarter was mainly composed of the variation in structural expenses, due to the typical concentration of vacations in the first quarter of each year.

In the year-over-year comparison, the R$181 million increase in the first quarter of 2013 was mainly due to:

•         the R$139 million increase in structural expenses, resulting from greater expenses with salaries, social charges and benefits, due to raise in salary levels, as per collective bargaining agreements; and

•         the R$42 million increase in non-structural expenses, mainly due to greater expenses with: (i) provision for labor claims; and (ii) management and employee profit sharing.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

          Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment      Contracts.

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Summarized Analysis of Adjusted Income

Administrative Expenses

In the first quarter of 2013, the 8.0% decrease in administrative expenses from the previous quarter was mainly due to: (i) the seasonality in the fourth quarter of 2012, which affected: (a) marketing and advertising expenses; and (b) businesses and services volume; and (ii) continuous efforts in cost control, pointing out the actions taken by our Efficiency Committee.

Despite the greater expenses with (i) the opening of 6,769 service points in the period, mainly the opening of 5,533 Bradesco  Expresso  points, for a total of 69,528 service points on March 31, 2013, and (ii) the increase in businesses and service volume in the period, the administrative expenses increased only 1.6% year over year and quarter over quarter, resulting from the Efficiency Committee efforts to control these expenses.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$1,170 million in the first quarter of 2013, up R$40 million over the previous quarter, and R$174 million in comparison with the same period in 2012.

The abovementioned increases were mainly the result of greater expenses with: (i) operating provisions, particularly those for civil contingencies; (ii) amortization of intangible assets; and (iii) sundry losses.

      20   Report on Economic and Financial Analysis – March 2013

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Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

Income tax and social contribution increased 3.4% in comparison with the previous quarter and 4.8% in the year-over-year comparison, mainly due to the increase in taxable result.

Unrealized Gains

Unrealized gains totaled R$20,326 million in the first quarter of 2013, a R$4,554 million decrease from the previous quarter. This was mainly due to the depreciation of fixed-income securities due to mark-to-market accounting.

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Economic Scenario

The beginning of 2013 was characterized by the significant decrease in financial rupture risks felt throughout the past year. The lower probability of occurring extreme events has a positive influence on the economic agents’ expectations, contributing to the world’s economic activity recovery for the coming quarters. At the same time, however, structural issues not yet definitively addressed are cause for concerns.

The euro zone remains on the spotlight. The recent difficulties to establish a new government in Italy and the banking crisis in Cyprus fueled the uncertainties about the future. In the United States, the imminent risk of recession was overcome by the partial resolution of the fiscal cliff in the beginning of the year, but the discussions on growth remain under the “budget sequestration” in a moment when the
U.S. Congress is in a deep political polarization.
In China, the future performance of the real estate market is still the focus of attention to analysts, despite the calm political transition and the signs that the worst phase of the economic slowdown has passed.

In Brazil, evidence of the economic growth acceleration could be perceived in the first quarter of 2013, thanks to the domestic stimulus arising from the economic policy adopted in the last months. This evidence is even more favorable with the resumption of the productive investments, which strongly dropped in 2012.

The return to normal industrial and retail inventories should permit the resumption of manufacturing production in the coming periods, against a backdrop of strong growth in family consumption, fueled by the expansion of jobs and income. The excellent domestic agricultural and livestock prospects, especially the soybean and corn crops, are also worth emphasizing, as is their positive impact on the economies of small and medium-sized cities. The robust agricultural production tends to bring benefits in terms of balance of trade and inflation.

Brazil continues to make institutional progress, exemplified by the recent adoption of new policies addressing structural issues, such as the infrastructure concession program and production cost reduction. In the coming years, pre-salt exploration and the hosting of major sports events represent a privileged set of opportunities that are only available to a select group of nations, of which Brazil is part.

Given all these favorable prospects, it is vital to maintain the kind of healthy macroeconomic policies whose implementation over the past two decades has resulted in decreased volatility and increased growth, providing for a more equitable income distribution and unprecedented social inclusion. Regarding challenges, quality education is one of Brazil’s priorities in an increasingly competitive global environment and labor shortage in several segments.

Despite the challenges faced by the domestic economy in pursue of higher sustainable growth rate, Bradesco is maintaining its positive long-term outlook for the country. With interest rates at an all-time low levels, the volume of credit is growing at rates that are both sustainable and risk-compatible, a factor that has set the national financial system apart from those in several other countries. As a result of the intense and ongoing upward social mobility of the last years, the prospects for the banking and insurance sectors remain highly favorable.

      22   Report on Economic and Financial Analysis – March 2013

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Main Economic Indicators

Main Indicators (%)	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11
Interbank Deposit Certificate (CDI)	1.61	1.70	1.91	2.09	2.45	2.67	3.01	2.80
Ibovespa	(7.55)	3.00	8.87	(15.74)	13.67	8.47	(16.15)	(9.01)
USD – Commercial Rate	(1.45)	0.64	0.46	10.93	(2.86)	1.15	18.79	(4.15)
General Price Index - Market (IGP-M)	0.85	0.68	3.79	2.56	0.62	0.91	0.97	0.70
Extended Consumer Price Index (IPCA) – Brazilian Institute of Geography and Statistics (IBGE)	1.94	1.99	1.42	1.08	1.22	1.46	1.06	1.40
Federal Government Long-Term Interest Rate (TJLP)	1.24	1.36	1.36	1.48	1.48	1.48	1.48	1.48
Reference Interest Rate (TR)	-	-	0.03	0.07	0.19	0.22	0.43	0.31
Savings Account (Old Rule) (1)	1.51	1.51	1.53	1.58	1.70	1.73	1.95	1.82
Savings Account (New Rule) (1)	1.25	1.26	1.40	-	-	-	-	-
Business Days (number)	60	62	64	62	63	62	65	62
Indicators (Closing Rate)	Mar13	Dec12	Sept12	Jun12	Mar12	Dec11	Sept11	Jun11
USD – Commercial Selling Rate - (R$)	2.0138	2.0435	2.0306	2.0213	1.8221	1.8758	1.8544	1.5611
Euro - (R$)	2.5853	2.6954	2.6109	2.5606	2.4300	2.4342	2.4938	2.2667
Country Risk (points)	189	142	166	208	177	223	275	148
Basic Selic Rate Copom (% p.a.)	7.25	7.25	7.50	8.50	9.75	11.00	12.00	12.25
BM&F Fixed Rate (% p.a.)	7.92	7.14	7.48	7.57	8.96	10.04	10.39	12.65

(1)  Regarding the new savings account remuneration rule, it was defined that: (i) the existing deposits up to May 3, 2012 will continue to remunerate at TR + interest of 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are:
(a) if the Selic rate is higher than 8.5% p.a., the TR + interest of 6.17% p.a. remuneration will be maintained; and (b) when the Selic rate is equal to or lower than 8.5% p.a., the remuneration will be 70% of Selic rate + TR.

Projections through 2015

%	2013	2014	2015
USD - Commercial Rate (year-end) - R$	2.02	2.08	2.14
Extended Consumer Price Index (IPCA)	5.40	5.20	5.00
General Price Index - Market (IGP-M)	5.00	5.00	4.50
Selic (year-end)	8.25	8.25	8.25
Gross Domestic Product (GDP)	3.00	4.00	3.50

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Guidance

Bradesco’s Outlook for 2013

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market to date.

Loan Portfolio (1)	13 to 17%
Individuals	13 to 17%
Companies	13 to 17%
Financial Margin (2)	7 to 11%
Fee and Commission Income	9 to 13%
Operating Expenses (3)	4 to 8%
Insurance Premiums	12 to 15%

(1)     Expanded Loan Portfolio;

(2)     Under current criterion, Guidance for Interest Financial Margin; and

(3)     Administrative and Personnel Expenses.

      24   Report on Economic and Financial Analysis – March 2013

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Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First Quarter of 2013

	R$ million
	1Q13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	11,928	(299)	16	(41)	(644)	-	-	(254)	10,706	-	10,706
ALL	(3,475)	-	-	-	410	(44)	-	-	(3,109)	-	(3,109)
Gross Income from Financial Intermediation	8,453	(299)	16	(41)	(234)	(44)	-	(254)	7,597	-	7,597
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,155	-	-	-	-	-	-	-	1,155	-	1,155
Fee and Commission Income	4,508	-	-	-	-	-	91	-	4,599	-	4,599
Personnel Expenses	(3,059)	-	-	-	-	-	-	-	(3,059)	-	(3,059)
Other Administrative Expenses	(3,368)	-	-	-	-	-	(87)	-	(3,455)	-	(3,455)
Tax Expenses	(1,140)	-	-	-	(11)	-	-	28	(1,123)	-	(1,123)
Equity in the Earnings (Losses) of Unconsolidated Companies	3	-	-	-	-	-	-	-	3	-	3
Other Operating Income/Expenses	(1,799)	299	(16)	41	245	24	(4)	-	(1,210)	40	(1,170)
Operating Result	4,753	-	-	-	-	(20)	-	(226)	4,507	40	4,547
Non-Operating Result	(58)	-	-	-	-	20	-	-	(38)	-	(38)
Income Tax / Social Contribution and Non-controlling Interest	(1,776)	-	-	-	-	-	-	226	(1,550)	(16)	(1,566)
Net Income	2,919	-	-	-	-	-	-	-	2,919	24	2,943

(1)        Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)        Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)        Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)        Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses,” and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)        Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”

(6)        Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)        Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)        For more information see page 8 of this chapter; and

(9)        Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

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Book Income vs. Managerial Income vs. Adjusted Income Statement

Fourth Quarter of 2012

	R$ million
	4Q12
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	11,769	(282)	25	(63)	(817)	-	-	125	10,757	352	11,109
ALL	(3,432)	-	-	-	313	(92)	-	-	(3,210)	-	(3,210)
Gross Income from Financial Intermediation	8,337	(282)	25	(63)	(504)	(92)	-	125	7,546	352	7,899
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,056	-	-	-	-	-	-	-	1,056	(101)	955
Fee and Commission Income	4,569	-	-	-	-	-	107	-	4,675	-	4,675
Personnel Expenses	(3,142)	-	-	-	-	-	-	-	(3,142)	-	(3,142)
Other Administrative Expenses	(3,658)	-	-	-	-	-	(131)	-	(3,789)	34	(3,755)
Tax Expenses	(1,093)	-	-	-	(11)	-	-	(14)	(1,118)	21	(1,098)
Equity in the Earnings (Losses) of Unconsolidated Companies	45	-	-	-	-	-	-	-	45	-	45
Other Operating Income/Expenses	(4,240)	282	(25)	63	515	39	24	-	(3,342)	2,211	(1,130)
Operating Result	1,874	-	-	-	-	(53)	-	111	1,932	2,517	4,449
Non-Operating Result	711	-	-	-	-	53	-	-	764	(793)	(29)
Income Tax / Social Contribution and Non-controlling Interest	309	-	-	-	-	-	-	(111)	198	(1,699)	(1,502)
Net Income	2,893	-	-	-	-	-	-	-	2,893	25	2,918

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses,” and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)      For more information see page 8 of this chapter; and

(9)      Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

      26   Report on Economic and Financial Analysis – March 2013

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Book Income vs. Managerial Income vs. Adjusted Income Statement

First Quarter of 2012

	R$ million
	1Q12
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	11,773	(186)	59	(70)	(515)	29	-	(395)	10,695	-	10,695
ALL	(3,298)	-	-	-	265	(61)	-		(3,094)	-	(3,094)
Gross Income from Financial Intermediation	8,475	(186)	59	(70)	(250)	(32)	-	(395)	7,601	-	7,601
Income from Insurance, Pension Plans and Capitalization Bonds (9)	877	-	-	-	-	-	-	-	877	-	877
Fee and Commission Income	3,995	-	-	-	-	-	122	-	4,117	-	4,118
Personnel Expenses	(2,878)	-	-	-	-	-	-	-	(2,878)	-	(2,878)
Other Administrative Expenses	(3,290)	-	-	-	-	-	(110)	-	(3,400)	-	(3,401)
Tax Expenses	(1,122)	-	-	-	68	-	-	43	(1,011)	-	(1,012)
Equity in the Earnings (Losses) of Unconsolidated Companies	40	-	-	-	-	-	-	-	40	-	40
Other Operating Income/Expenses	(1,488)	186	(59)	70	182	38	(12)		(1,083)	86	(996)
Operating Result	4,609	-	-	-	-	6	-	(352)	4,263	86	4,349
Non-Operating Result	(12)	-	-	-	-	(6)	-	-	(18)	-	(18)
Income Tax / Social Contribution and Non-controlling Interest	(1,804)	-	-	-	-	-	-	352	(1,452)	(34)	(1,486)
Net Income	2,793	-	-	-	-	-	-	-	2,793	52	2,845

(1)       Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)       Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)       Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)       Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses;” and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)       Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses” / “Financial Margin;”

(6)       Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item  “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)       Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)       For more information see page 8 of this chapter; and

(9)       Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco      27

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 22, 2013

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.